                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*


                                 PROVANT, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  743724 10 6
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                   COPY TO:
                                 ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                               BOSTON, MA  02110
                            ATTN:  KEITH F. HIGGINS
                                (617) 951-7000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 9, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP NO. 743724 10 6             SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert M. Baker

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO (see Item 3)

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          25,209
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          25,209
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      25,209

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

-----------------------
  CUSIP NO. 743724 10 6             SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sheila S. Baker

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO (see Item 3)

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          25,209
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          25,209
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      25,209

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

-----------------------
  CUSIP NO. 743724 10 6             SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Arthur R. Bauer

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO (see Item 3)

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            120,034

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,581
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             120,034

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          11,581
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      131,615

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

-----------------------
  CUSIP NO. 743724 10 6             SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael J. Davies

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            339,572

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             339,572

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      339,572

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

-----------------------
  CUSIP NO. 743724 10 6             SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Philip Gardner

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            300,761

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             300,761

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      300,761

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

-----------------------
  CUSIP NO. 743724 10 6             SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul C. Green

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO (see Item 3), PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            500,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,100
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             500,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,100
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      501,100

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

-----------------------
  CUSIP NO. 743724 10 6             SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kara Cross Kunitz

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO (see Item 3)

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            47,712

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          52,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             47,712

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          52,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      99,712

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

-----------------------
  CUSIP NO. 743724 10 6             SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ralf Leszinski

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO (see Item 3)

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Germany

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            627,392

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             627,392

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      627,392

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

-----------------------
  CUSIP NO. 743724 10 6             SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dominic J. Puopolo

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            746,041

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          52,201
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             746,041

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          52,201
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      798,242

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

-----------------------
  CUSIP NO. 743724 10 6             SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Avram Saunders

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO (see Item 3)

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            19,749

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          343
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             19,749

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          343
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      20,092

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

-----------------------
  CUSIP NO. 743724 10 6             SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Carl von Sternberg

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO (see Item 3)

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            139,185

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          269,800
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             139,185

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          269,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      408,985

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

Item 1.  SECURITY ISSUER.

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock") of Provant, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 67 Batterymarch Street, Suite 600, Boston, MA 02110.

Item 2.  IDENTITY AND BACKGROUND.

     (a)-(c) This statement is being filed by a group of shareholders of the Issuer acting as The Provant Committee to Restore Shareholder Value (the "Committee"). The Committee is an unincorporated association with a principal place of business c/o Epic Partners LLC, 116 West 23rd Street, 5th Floor, New York, NY 10011. The following individuals (collectively, the "Reporting Persons") constitute the Committee: Robert M. and Sheila S. Baker, Arthur R. Bauer, Michael J. Davies, Philip Gardner, Paul C. Green, Kara Cross Kunitz, Ralf Leszinski, Dominic J. Puopolo, Avram Saunders and Carl von Sternberg.

     Robert M. Baker is a principal and Sheila S. Baker is an officer of MicroApplications, Inc., a systems integration firm doing business at 131 Shell Point West, Maitland, FL 32751.

     Arthur R. Bauer is an executive at New Media Now!, a company that produces, distributes and sells training products, including videos and video training packages, doing business at 6200 Aurora Suite 206W, Des Moines, IA 50322.

     Michael J. Davies is an independent consultant, pursuant to which he currently serves as Chairman of Saltmine, Inc., an online solutions company. His business address is 15925 Old York Road, Monkton, MD 21111.

     Philip Gardner is an independent consultant with JPG Partners, LLC. His business address is 130 Kirkstall Road, Newton, MA 02460.

     Paul C. Green, Ph.D. is an author and private investor. His business address is 9151 River Edge Drive, Cordova, TN 38018.

     Kara Cross Kunitz is a real estate developer.  Her business address is 2980
N. Campbell Avenue, #110, Tuscon, AZ  85719.

     Ralf Leszinski is an entrepreneur and private investor. His business address is 815 Fairfield Road, Atlanta, GA 30327.

     Dominic J. Puopolo is Chairman of American Entrepreneur Group, Inc., an advisory and consulting firm for entrepreneurs, and a private investor. His business address is 67 Batterymarch Street, Suite 400, Boston, MA 02110.

     Avram Saunders is an independent business development consultant. His business address is 3082 Edison Court, Boulder, CO 80301.

     Carl von Sternberg is Chief Executive Officer of Allen Corporation of America, a venture capital firm doing business at 415 1/2 Prince Street, Alexandria, VA 22304.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Mr. Leszinski is a citizen of the Federal Republic of Germany. Each of the other Reporting Persons is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Messrs. Davies, Gardner and Puopolo purchased the Common Stock reported by them in Item 5 below in connection with the founding of the Issuer and used an aggregate of less than approximately $3,000 of personal funds for such purchases.

     Dr. Green purchased 45,000 shares of the shares of Common Stock reported by him in Item 5 below in open market purchases on or about May 24, 2000 and used an aggregate of $170,514 of personal funds for such purchases.

     Mr. and Mrs. Baker, Mr. Bauer, Ms. Cross Kunitz, Mr. Leszinski, Mr. Saunders and Mr. von Sternberg acquired the Common Stock reported by them in
Item 5 below, and Dr. Green acquired the remainder of the Common Stock reported by him in Item 5 below, as consideration for or otherwise in connection with the sale of a business to the Issuer.

Item 4.  PURPOSE OF TRANSACTION.

     This Statement is being amended hereby primarily to reflect that the following persons recently have joined The Provant Committee to Restore Shareholder Value: Robert M. and Sheila S. Baker, Arthur R. Bauer, Kara Cross Kunitz and Avram Saunders.

     No shares of Common Stock reported in Item 5 below were acquired in contemplation of the formation of the Committee. Such shares were acquired in connection with the founding of the Issuer, the sale of a business to the Issuer by one or more of the Reporting Persons, as consideration for services performed by one or more of the Reporting Persons for the benefit of the Issuer or for investment purposes.

     The Committee intends to propose an alternative slate of directors at the Issuer's next annual meeting. Upon election of such directors, the Committee intends that a new corporate management team would be appointed. Because the annual meeting is several months away, the Committee intends to seek a meeting with the Issuer's present board of directors to discuss the implementation of the foregoing and other changes. The Committee expects that the new board would embark upon a number of initiatives including, without limitation, increased focus on cost management as well as an acceleration of the Issuer's integration of its core business lines, thus enhancing its position with large corporate and governmental customers as a provider of a total training solution. Other initiatives would include enhancing the Issuer's financial condition by focusing on working capital management, enhancing the Issuer's relationship with its bank and consummating a substantial equity infusion from a significant institutional investor who would bring, in addition to financial resources, credibility, strategic insight and important customer and industry contacts. Other than the foregoing matters, the Committee does not have any current plans or proposals of the type described in items (a) through
(j) of Item 4. The Committee reserves the right to take or not take any action it deems to be in its best interest or to change its intention as set forth in this Item 4.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number and percentage of Common Stock to which this Statement relates is 3,252,680 shares, representing 14.8% of the shares of Common Stock outstanding. The number of shares of Common Stock outstanding is the sum of actual shares outstanding of 21,696,260 shares as reported in the Issuer's most recently filed report on Form 10-Q for the quarter ended March 31, 2001, plus shares subject to options, warrants, rights or conversion privileges, if any, deemed to be outstanding with respect to one or more Reporting Persons in accordance with rules of the Securities and Exchange Commission. The Reporting Persons beneficially own such Common Stock as follows:

Name                            Shares of Common Stock         % of Class
----                            ----------------------         ----------
Robert M. and Sheila S. Baker          25,209                     0.1%
Arthur R. Bauer (1)                   131,615                     0.6%
Michael J. Davies (2)                 339,572                     1.6%
Philip Gardner                        300,761                     1.4%
Paul C. Green (3)                     501,100                     2.3%
Kara Cross Kunitz (4)                  99,712                     0.5%
Ralf Leszinski                        627,392                     2.9%
Dominic J. Puopolo (5)                798,242                     3.7%
Avram Saunders (6)                     20,092                     0.1%
Carl von Sternberg (7)                408,985                     1.9%

     TOTAL                          3,252,680                    14.8%


     (1) Includes 11,581 shares held by members of Mr. Bauer's family.

     (2) Includes 50,000 shares issuable pursuant to options that currently are exercisable.

     (3) Includes 1,100 shares held by or for the benefit of members of Dr. Green's family, as to which Dr. Green disclaims beneficial ownership.

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

     (4) Includes 52,000 shares held by Ms. Cross Kunitz and her husband as trustees of the Don and Kara Cross Kunitz Family Trust.

     (5) Includes 173,194 shares issuable pursuant to a warrant that currently is exercisable. Includes 52,201 shares held by Mr. Puopolo's wife. Excludes 121,243 shares held in a trust for the benefit of Mr. Puopolo's children, as to which Mr. Puopolo disclaims beneficial ownership.

     (6) Includes 343 shares held by Mr. Saunders' daughter.

     (7) Includes 269,800 shares held by members of Mr. von Sternberg's family.

     (b) Each of the Reporting Persons has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Common Stock reported for such person, except that: (i) Mr. and Mrs. Baker hold their shares jointly and accordingly share voting and dispositive power; (ii) Mr. Bauer shares such voting and dispositive power with various members of his family with respect to 11,581 shares held in the aggregate by such family members; (iii) Dr. Green shares such voting and dispositive power with various members of his family with respect to 1,100 shares held in the aggregate by such family members or for their benefit; (iv) Ms. Cross Kunitz shares such voting and dispositive power with her husband as trustees of the Don and Kara Cross Kunitz Family Trust with respect to 52,000 shares; (v) Mr. Puopolo shares such voting and dispositive power with his wife with respect to 52,201 shares held by her; (vi) Mr. Saunders shares such voting and dispositive power with his daughter with respect to 343 shares held by her; and (vii) Mr. von Sternberg shares such voting and dispositive power with various members of his family with respect to 269,800 shares held in the aggregate by such family members.

     (c) Information with respect to all transactions in the Common Stock that were effected during the past sixty days or since the most recent filing on
Schedule 13D, whichever is less, by each of the Reporting Persons is set forth on Schedule I annexed hereto and incorporated herein by reference.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Each of the Reporting Persons presently has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that the Reporting Persons are parties to a Contribution Agreement among them, attached hereto as Exhibit B, by which the parties have agreed to share certain fees and expenses incurred by the Committee.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibit A is attached hereto.

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

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 2001.

                              ROBERT M. BAKER
                              SHEILA S. BAKER
                              ARTHUR R. BAUER
                              MICHAEL J. DAVIES
                              PHILIP GARDNER
                              PAUL C. GREEN
                              KARA CROSS KUNITZ
                              RALF LESZINSKI
                              DOMINIC J. PUOPOLO
                              AVRAM SAUNDERS
                              CARL VON STERNBERG


                              By: /s/ Dominic J. Puopolo
                                  ----------------------
                                  Dominic J. Puopolo
                                  Attorney-in-Fact

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